UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*
(Amendment No.             )

SOMERSET INTERNATIONAL GROUP, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

834744 10 4 - Common Stock

(CUSIP Number)

90 Washington Valley Road, Bedminster, NJ    07921

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

COPY TO:

Gregg E. Jaclin, Esq. Anslow & Jaclin, LLP 195 Route 9 South, Suite 204 Manalapan, New Jersey 07726 (Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

July 12, 2004

(Dates of Events which Require Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_] Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

	(1)	Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons (entities only):

		PAUL PATRIZIO

	(2)	Check the Appropriate Box if a Member of a Group (See Instructions)

		(a) (b)

	(3)	SEC Use Only

	(4)	Source of Funds (See Instructions):	SC

	(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

	(6)	Citizenship or Place of Organization:	United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power:	2,089,848

	(8)	Shared Voting Power:	0

	(9)	Sole Dispositive Power:	2,089,848

	(10)	Shared Dispositive Power:	0

	(11)	Aggregate Amount Beneficially Owned by Each Reporting Person:	2,089,848

	(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares

	(13)	Percent of Class Represented by Amount in Row (11):	39.43%

	(14)	Type of Reporting Person:	IN

ITEM 1.      SECURITY ISSUER.

Somerset International Group, Inc.
Common Stock, $.001 par value
90 Washington Valley Road
Bedminster, NJ 07921

ITEM 2.      IDENTITY AND BACKGROUND.

(a)	Name:	Paul Patrizio

(b)	Residence or business address:	90 Washington Valley Road Bedminster, NJ 07921

(c)	Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted;	Director, Principal Financial Officer, and Executive Vice President of Somerset International Group, Inc.

(d)	Whether or not, during the last five years, such person has
been convicted in a criminal proceeding (excluding traffic
violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, and penalty
	imposed, or other disposition of the case;	None

(e)	Whether or not, during the past five years, such person
was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation
with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms
	of such judgment, decree or final order; and	None

(f)	Citizenship.	United States of America

ITEM 3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The Reporting Person acquired 1,800,000 common shares of the Issuer on July 12, 2004 pursuant to that certain merger agreement between Somerset International Group, Inc., a New Jersey corporation ("Somerset New Jersey"), and Somerset International Group, Inc. a Delaware corporation ("Somerset Delaware"). The Reporting Person received 289,848 common shares of the Issuer on July 12, 2004 as distribution from Somerset New Jersey. This transaction resulted in the Reporting Person owning an aggregate of 2,089,848 common shares of the Issuer.

ITEM 4.      PURPOSE OF TRANSACTION.

The Reporting Person is the Director, Principal Financial Officer, and Executive Vice President of Somerset International Group, Inc. The acquisition by the Reporting Person is based on consideration received pursuant to an agreement and plan of merger dated July 12, 2004. As of the Reporting Event, Mr. Patrizio owns an aggregate of 2,089,848 common shares of the Issuer, or 39.43% of the issued and outstanding securities of the Issuer.

ITEM 5.      INTEREST IN SECURITIES OF THE ISSUER.

As of the Reporting Event, Mr. Patrizio owns 2,089,848 securities of the Issuer, or 39.43% of the issued and outstanding securities of the Issuer.

ITEM 6.      CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The Reporting Person has no contracts, arrangements, understandings or relationships with any other person with respect to any securities of the Issuer.

ITEM 7.      MATERIAL TO BE FILED AS EXHIBITS.

None

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 10, 2004

Date

/s/  Paul Patrizio

Signature

Paul Patrizio, Director, Executive Vice President, Principal Financial Officer

Name and Title